MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2014	2013	2012		2011	2010
	(In thousands of dollars)

Earnings Available for Fixed Charges:
Net Income (a)	$291,711	$281,163	$(14,939)		$223,842	$218,205
Income Taxes	119,969	136,736	(31,146)		110,273	122,530
	411,680	417,899	(46,085)		334,115	340,735
Rents (b)	17,902	16,035	13,716		13,568	12,897
Interest (c)	94,758	92,481	83,781		86,505	88,930
Total Earnings Available for Fixed Charges	$524,340	$526,415	$51,412		$434,188	$442,562
Preferred Dividend Requirements	$685	$685	$685		$685	$685
Ratio of Income Before Income Taxes to Net Income	141%	149%	308%		149%	156%
Preferred Dividend Factor on Pretax Basis	966	1,021	2,110		1,021	1,069
Fixed Charges (d)	115,695	107,892	100,516		106,348	107,552
Combined Fixed Charges and Preferred Stock Dividends	$116,661	$108,913	$102,626		$107,369	$108,621
Ratio of Earnings to Fixed Charges	4.5x	4.9x	—	(e)	4.1x	4.1x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.5x	4.8x	—	(e)	4.0x	4.1x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

(e)
Due to the $246.8 million after-tax noncash write-downs of oil and natural gas properties in 2012, earnings were insufficient by $51.2 million to cover combined fixed charges and preferred stock dividends for the 12 months ended December 31, 2012. If the $246.8 million after-tax noncash write-downs were excluded, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.4 times for the twelve months ended December 31, 2012.

The above ratios related to fixed charges and combined fixed charges and preferred stock dividends that exclude the effect of after-tax noncash write-downs of oil and natural gas properties are non-GAAP financial measures. The Company believes that these non-GAAP financial measures are useful because the write-downs excluded are not indicative of the Company’s cash flows available to meet its fixed charges obligations. The presentation of this additional information is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.